WASHINGTON GAS LIGHT COMPANY

101 Constitution Avenue, N.W.

Washington, D.C. 20080

May 8, 2018

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mara Ransom, Assistant Director Office of Consumer Products

Re:	Washington Gas Light Company

Registration Statement on Form S-3

Filed May 4, 2018

File No. 333-224669

Dear Ms. Ransom:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, Washington Gas Light Company (the “Registrant”) hereby requests acceleration of effectiveness of its registration statement on Form S-3 (File No. 333-224669) to 4:00 p.m., Eastern Time, on May 10, 2018, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Emily K. Beers, the Company’s counsel at Morrison & Foerster LLP, at (202) 887-8726.

Very truly yours, Washington Gas Light Company

By:	/s/ Douglas I. Bonawitz
Name:	Douglas I. Bonawitz
Title:	Vice President and Treasurer